UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 24, 2008
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
      (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
      (17 CFR 240.13e-4(c))

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Item 2.02 Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated January 24, 2008, reporting the Corporation's results of operations for the quarter and full year ended December 31, 2007.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Press release issued by Kimberly-Clark Corporation on January 24, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: January 24, 2008   By: /s/ Mark A. Buthman
                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1   Press release issued by Kimberly-Clark Corporation on January 24, 2008.

Exhibit 99.1

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES FOURTH QUARTER AND FULL YEAR 2007 RESULTS

4Q Net Sales Increased More Than 10 Percent to a Record $4.8 Billion in 2007; GAAP-Basis EPS Were $1.07 vs. $1.05 in 2006

Adjusted EPS Rose 8 Percent to $1.11, Consistent With Previous Guidance

2008 Outlook Calls for Continued Top- and Bottom-Line Growth in Line With Long-Term Targets

DALLAS, January 24, 2008—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the fourth quarter of 2007 improved 10.5 percent to $4.8 billion, setting a new quarterly record. Highlights included continued strong growth in developing and emerging markets, where sales climbed in excess of 20 percent, and double-digit volume gains for several of the company's well-known Personal Care brands in North America. Overall, organic sales growth totaled approximately 6 percent, driven principally by higher sales volumes, while changes in currency exchange rates also benefited sales by nearly 5 percent.

Diluted net income per share was $1.07 compared with $1.05 in the prior year. Adjusted earnings in the fourth quarter of 2007 were $1.11 per share, up nearly 8 percent from $1.03 per share in 2006 and in line with the company's previous guidance range of $1.09 to $1.11 per share. The increase in sales, along with continued success in reducing costs, enabled the company to deliver improved results for the quarter while absorbing approximately $115 million of cost inflation and increasing strategic marketing expenses by $10 million. A lower share count, partially offset by a related increase in interest expense, and a lower adjusted effective income tax rate also contributed to the increase in adjusted earnings per share versus the year-ago period.

Adjusted earnings exclude charges for strategic cost reductions to streamline the company's operations in both years and certain incremental implementation costs related to the strategic cost reduction plan in 2007. Also excluded from adjusted earnings in the year-ago quarter is the company's share of an equity affiliate's gain on the sale of a business. Further information about adjusted earnings and other non-GAAP financial measures is provided in a separate section of this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "Looking back on 2007, I'm encouraged by the progress K-C teams have made under our Global Business Plan. By focusing on innovation, building our brands and partnering with customers while relentlessly driving costs out of the system, we

- more -

again delivered on our financial commitments. For the year, better-than-expected top-line growth contributed to solid improvement in adjusted operating profit and earnings per share – in line with our long-term targets – despite significantly higher inflation and a stepped up level of marketing spending. I was also pleased with our fourth quarter performance overall and with the sustained excellent results in Personal Care and developing and emerging markets in particular. Still, because of the toll inflation has taken on our Consumer Tissue and K-C Professional margins, we are not satisfied with our current position. Recently announced price increases are among the steps we're taking to improve revenue realization in those businesses."

Review of fourth quarter sales

The fourth quarter sales growth of 10.5 percent included an increase in sales volumes of more than 4 percent versus the prior year, as well as improvements in net selling prices and product mix of approximately 1 percent each. As noted above, stronger foreign currencies boosted sales by almost 5 percent.

Sales of **personal care** products climbed 16.4 percent in the fourth quarter. Sales volume growth exceeded 10 percent and net selling prices improved about 1 percent, while currency effects added approximately 5 percent to sales.

Personal care sales in North America went up about 13 percent compared with the fourth quarter of 2006, driven by a 10-plus percent increase in overall sales volumes. The remainder of the improvement was attributable to higher net selling prices and appreciation of the Canadian dollar, each of which benefited sales by more than 1 percent. Volume growth was broad-based, as product innovations helped drive double-digit volume gains for Huggies diapers and baby wipes and for the company's child care brands, with particular strength in higher-margin, super premium product offerings. Child care volumes benefited from continued growth of Pull-Ups training pants and the third quarter introduction of GoodNites Sleep Boxers and Sleep Shorts in the youth pants category. Meanwhile, sales volumes of the company's Depend and Poise incontinence care brands rose 7 percent and Kotex feminine care volumes were up slightly compared with the year-ago quarter. In Europe, personal care sales advanced 13 percent in the quarter, with favorable currency effects accounting for the entire increase. Sales volumes improved 3 percent, offset by a 3 percent decline in net selling prices. The volume gain reflects higher sales of Huggies diapers and baby wipes, Pull-Ups training pants and DriNites youth pants across the region. Competitive promotional activity in diapers affected net selling prices and also contributed to a 2 percent decline in sales volumes of Huggies diapers in the company's four core markets – U.K., France, Italy and Spain. In developing and emerging markets (D&E), personal care top-line momentum remained very strong, as sales rose nearly 25 percent, boosted by an increase in sales volumes of 14 percent and currency benefits of about 9 percent. Net selling prices were also up 1 percent. The growth in sales volumes was broad-based, with particular strength throughout most of Latin America and in South Korea, China and

Russia.

Sales of **consumer tissue** products were 6.8 percent above the fourth quarter of 2006, due primarily to favorable currency exchange rates that benefited sales by 5 percent, along with improved product mix and net selling prices, each approximately 1 percent better than the prior year.

In North America, sales of consumer tissue products decreased about 1 percent in the fourth quarter, as 1 percent lower sales volumes and a 2 percent decline in net selling prices were partially offset by favorable product mix and currency effects of 1 percent each. Sales volumes of bathroom tissue and paper towels increased 6 percent and 3 percent, respectively, on continued growth of Scott bathroom tissue and Viva paper towels behind product improvements for these brands. These improvements, however, were offset by a 12 percent reduction in shipments of Kleenex facial tissue mainly because of a weaker cold and flu season than in the prior year. The decline in net selling prices reflects heightened levels of competitive promotional activity in the premium bathroom tissue category to support recent product upgrades, including the company's improved Cottonelle bathroom tissue, as well as support for facial tissue in anticipation of a seasonal pick up in volumes that has not yet occurred. In Europe, consumer tissue sales rose about 14 percent. Currency exchange rates strengthened by an average of more than 10 percent, accounting for a majority of the increase. Sales volumes were up 4 percent, on higher sales of Kleenex facial tissue and Andrex bathroom tissue, while a 1 percent increase in net selling prices was offset by a slight fall-off in product mix. Consumer tissue sales in developing and emerging markets rose approximately 17 percent. Favorable currency effects added 9 percent to sales, and net selling prices and product mix improved 6 percent and 3 percent, respectively, while sales volumes were down approximately 1 percent. Over the past year, prices have been raised in most D&E markets in response to higher raw materials costs.

Sales of **K-C Professional (KCP) & other** products advanced 8.1 percent compared with the fourth quarter of 2006. Currency effects benefited sales by almost 5 percent, while sales volumes, net selling prices and product mix were all about 1 percent better than the prior year. KCP continued to post solid sales volume gains in Latin America and volumes were up 3 percent in North America, reflecting continued growth of the Kleenex, Scott and Cottonelle washroom brands and Kimtech and WypAll wiper products. In Europe, however, sales volumes were lower in comparison to strong growth in the year-ago period.

Sales of **health care** products increased 1.4 percent in the fourth quarter. Improved product mix of about 2 percent and currency benefits of the same amount were partially offset by decreases in sales volumes and net selling prices of approximately 1 percent and 2 percent, respectively. The decrease in sales volumes was mainly attributable to a higher level of sales of face masks in the year-ago quarter primarily due to avian flu preparedness and the company's decision in the second half of 2006 to exit the latex exam glove business. In the fourth quarter, the company made further progress in transitioning

customers and users from latex to its higher-margin, clinically-preferred nitrile gloves, and sales of exam gloves improved sequentially versus third quarter levels, as expected. Nevertheless, the growth in sales of nitrile gloves has not yet fully compensated for the drop-off in sales of latex gloves, due in part to supply constraints earlier in the year and competitive market conditions. In other areas of the business, fourth quarter sales of medical devices, particularly Ballard respiratory catheters, generated solid improvement.

Other fourth quarter operating results

Operating profit was $669 million in the fourth quarter of 2007, compared with $611 million in 2006. Excluding net charges for the company's strategic cost reduction plan in both years and related implementation costs in 2007, adjusted operating profit for the quarter increased 3.5 percent to $697 million from $673 million in the prior year. Top-line growth, along with FORCE (Focused On Reducing Costs Everywhere) cost savings of about $30 million and strategic cost reductions of $30 million enabled the company to more than offset approximately $115 million of cost inflation. The inflationary increases were driven primarily by higher fiber costs, up about $60 million versus the fourth quarter of 2006, and approximately $40 million for raw materials other than fiber, including nonwovens and other oil-based materials, along with about $10 million in distribution costs and $5 million of higher energy costs. Marketing, research and general expenses in the fourth quarter reflect the higher level of marketing spending, as well as increased expenses to support growth in developing and emerging markets and to further build capabilities in key areas such as customer development.

Interest expense for the quarter increased approximately $29 million from the prior year, mainly as a result of new long-term debt issued in late July to fund the company's accelerated share repurchase program.

The company's effective tax rate in the fourth quarter was 23.8 percent in 2007 and 23.0 percent in 2006. Excluding the effects of charges for the company's strategic cost reduction plan and related implementation costs, as well as net effects from synthetic fuel partnerships in both years and minority owners' share of tax benefits in 2007, the adjusted effective tax rate for the quarter was 24.8 percent in 2007 compared with 29.1 percent in 2006. The decline was due primarily to reversal of valuation allowances on deferred tax assets at certain majority-owned subsidiaries in Latin America based on a sustained improvement in the subsidiaries' operating results. The net effect of synthetic fuel partnership activities was a cost of nearly $7 million in the fourth quarter of 2007 compared with a benefit of approximately $11 million in the prior year. The cost in the current quarter reflects a partial phase out of benefits, retroactive to the beginning of the year, as a result of the recent increase in the price of oil. The overall impact of income taxes in the fourth quarter was favorable by approximately $9 million, or 2 cents per share, versus both the prior year and the company's previous guidance. Reconciliations of the above effective tax rate calculations are provided in a separate section of this news release.

Kimberly-Clark's share of net income of equity companies in the fourth quarter decreased to about $43 million from nearly $94 million in 2006, due mainly to lower net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). The 2006 total includes a gain of approximately $46 million from KCM's sale of its pulp and paper business. The remainder of the decline was driven primarily by lower operating profit at KCM, where sales growth of about 3 percent did not overcome the impact of significantly higher raw materials costs. As previously noted, Kimberly-Clark excluded the $46 million gain from 2006 adjusted earnings.

Minority owners' share of subsidiaries' net income was approximately $51 million in the fourth quarter of 2007 compared with almost $28 million in the prior year. The increase was mainly attributable to minority owners' share of the above-mentioned tax benefits at majority-owned subsidiaries.

Competitive improvement initiatives – update on strategic cost reduction plan

The company's strategic cost reduction plan is part of a comprehensive, multi-year effort announced in July 2005 to further improve Kimberly-Clark's competitive position. The plan calls for streamlining manufacturing and administrative operations primarily in North America and Europe, with expected annual savings of at least $350 million by 2009. These cost savings are allowing the company to invest in targeted growth opportunities and in key capabilities, including innovation, marketing and customer development.

During the fourth quarter, the company continued to successfully execute planned cost reduction activities, the most significant of which involved consolidating infant and child care operations in North America, improving the cost structure in Health Care and streamlining of administrative operations in North America and Europe. Savings for the full year totaled approximately $105 million, somewhat above the company's target to save $75 to $100 million.

To date, employees have been notified about workforce reductions and other actions at 23 of 24 facilities slated for sale, closure or streamlining as part of the cost reduction plan. In addition, pretax charges of $820 million (about $574 million after tax), or approximately 90 percent of the plan's expected cost, have now been incurred. The company estimates cumulative charges for implementing the plan, through its completion in 2008, will total $880 to $910 million ($610 to $630 million after tax), of which approximately 35 percent is expected to be paid in cash.

Cash flow and balance sheet

Cash provided by operations in the fourth quarter decreased to $685 million from $813 million in 2006, primarily because the prior year's cash flow included a special dividend of $123 million received from KCM following the sale of its pulp and paper business. Capital spending for the quarter was $213 million in 2007 compared with $333 million in the prior year. For the full year of 2007, capital spending totaled $989 million, consistent with the company's targeted spending range of $900 million to $1 billion.

During the fourth quarter, the company repurchased approximately 3.9 million shares of its common stock at a cost of nearly $269 million. For the year, the company spent $2.8 billion to repurchase about 41.2 million shares of Kimberly-Clark stock, including the purchase of 29.6 million shares in July under an accelerated share repurchase agreement (ASR) for an initial payment of $2.0 billion.

At December 31, 2007, total debt and preferred securities was $6.5 billion compared with $4.4 billion at the end of 2006. In late July, the company issued $2.1 billion of long-term debt principally to finance the ASR.

Full year results

For the year of 2007, sales of $18.3 billion were up 9 percent from $16.7 billion in the prior year, as a result of a 4 percent increase in sales volumes, improvements of approximately 1 percent in both net selling prices and product mix and favorable currency effects of nearly 3 percent. Year-to-date operating profit was $2,616 million compared with $2,102 million in 2006. Adjusted operating profit increased approximately 6 percent to $2,734 million in 2007 from $2,586 million in the prior year. The benefits of top-line growth, along with cost savings of about $265 million, more than offset inflation in key cost components totaling approximately $350 million and a $50 million increase in strategic marketing spending. For the year, diluted net income per share in 2007 was $4.09 compared with $3.25 in 2006. Adjusted earnings per share increased 9 percent to $4.25 in 2007 from $3.90 in 2006. Those amounts are adjusted for: charges related to strategic cost reductions in both years; incremental implementation costs and a gain on settlement of litigation in 2007; and the gain resulting from the sale of part of an affiliate's business in 2006.

Outlook

The company detailed its planning assumptions for 2008 as follows:

- Organic sales growth of 4 to 6 percent, in line with or slightly above its long-term objective. Sales volumes are expected to increase 3 to 4 percent, while net selling prices are anticipated to rise 1 to 2 percent, reflecting price increases implemented during 2007 or scheduled for implementation in early 2008.
- Net sales growth of 5 to 7 percent, as foreign currency effects, at current rates, should benefit sales comparisons by at least 1 percent.
- Adjusted operating profit growth of 5 to 8 percent, in line with its long-term objective, as higher prices and continued significant cost savings should more than offset expected inflationary pressures and fund increased levels of strategic marketing.
  - Cost inflation is projected to be at least $400 million, due mainly to higher fiber, polymer resin and other oil-based raw materials costs. Energy and distribution costs are also expected to increase.

     –   Savings from the company's FORCE program and its strategic cost reduction plan are expected to total $200 to $250 million.

     –   Strategic marketing spending is planned to increase at a faster rate than sales to support new and improved products and improve overall brand equity and market share.

- The adjusted effective tax rate for the year is expected to be in a range of 28 to 30 percent versus 27.4 percent in 2007. The company expects no benefits from its synthetic fuel partnerships in 2008. The partnerships ceased operations because the law giving rise to the related tax deductions and credits expired at the end of 2007, as scheduled.

- The company's share of net income of equity companies is expected to be slightly above the 2007 level.

- Share repurchases of about $800 million to $1 billion are anticipated, subject to market conditions. At current market prices, this equates to approximately 3 percent of outstanding shares and is consistent with the Global Business Plan target of 2 to 3 percent. The total includes final settlement of the accelerated share repurchase executed in July 2007.

- Capital spending should total $850 million to $950 million, slightly below the long-range objective for annual spending of 5 to 6 percent of sales.

- A high single-digit percentage increase in the dividend, effective in April 2008, subject to approval by the Board of Directors.

Commenting on the outlook, Falk said, "The underlying strength of our business results throughout 2007 in the face of significant inflationary pressures gives us confidence that we will continue to execute our Global Business Plan well in the coming year. We expect good top-line growth in 2008, as we build on our momentum in Personal Care and developing and emerging markets and successfully drive our other targeted growth initiatives. We also will continue to aggressively reduce costs and we are intent on improving results in businesses that have been most significantly impacted by cost inflation. At the same time, we will invest more to further strengthen key capabilities in innovation, marketing and customer development – investments that will help us deliver sustainable growth. Finally, we will remain focused on increasing cash flow and deploying it in shareholder-friendly ways.

"All things considered, we expect adjusted earnings per share in 2008 will be in a range of $4.45 to $4.60 per share. Compared with adjusted earnings of $4.25 per share in 2007, this will enable us to deliver growth of 5 to 8 percent, in line with our long-term objective.

"As for the first quarter, we expect adjusted earnings per share will be in a range of $1.05 to $1.08. This reflects recent increases in pulp, polymer resin and oil-based costs and the timing of previously announced price increases for key consumer brands in the U.S., which are scheduled to be implemented in mid-February. We expect our earnings momentum to accelerate later in the year as those price increases are realized and our top-line growth and cost savings initiatives gain further traction."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- adjusted earnings and earnings per share

- adjusted operating profit

- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of SEC Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations and for understanding the company's effective tax rate. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculate adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the company's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, (iii) the gain on a litigation settlement, (iv) our share of an equity affiliate's gain on the sale of a business, and (v) the net effect of the company's investment in synthetic fuel partnerships and the minority owners' share of tax benefits on the company's effective tax rate. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Implementation costs.* In connection with our strategic cost reduction plan, the company has incurred incremental implementation costs related to the transfer of certain administrative processes to third party providers. These costs were incurred primarily in the first six months of 2007. Management intends to exclude these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and to exclude these costs when making decisions to allocate resources among its business units.

- *Litigation settlement.* In the third quarter of 2007, the company received proceeds from settlement of litigation related to prior years' operations in Latin America. Management does not consider this gain to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes the gain when making decisions to allocate resources among its business units.

- *Gain on sale of business.* In the fourth quarter of 2006, the company's equity affiliate, Kimberly-Clark de Mexico, S.A. de C.V. sold its pulp and paper business and recorded an after-tax gain of $95 million. The company's share of the gain was approximately $46 million. We exclude this gain from our adjusted earnings and adjusted earnings per share so that investors can compare our operating results without the non-recurring gain. Management also excludes this gain when evaluating the operating performance of the company.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan, related implementation costs and the litigation settlement gain, as well as net effects from the company's investment in synthetic fuel partnerships and the minority owners' share of tax benefits. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CST) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 136-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings, changes in finished product selling prices, anticipated costs and benefits related to the strategic cost reduction plan, anticipated benefits from the accelerated share repurchase agreement, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's

expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2006 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

		Three Months Ended December 31		
		2007	2006	Change
Net Sales	$	4,758.1	$ 4,307.2	+ 10.5%
Cost of products sold		3,296.0	2,941.3	+ 12.1%
Gross Profit		1,462.1	1,365.9	+ 7.0%
Marketing, research and general expenses		792.0	744.7	+ 6.4%
Other (income) and expense, net		1.2	10.6	- 88.7%
Operating Profit		668.9	610.6	+ 9.5%
Nonoperating income (expense)		14.7	(24.9)	N.M.
Interest income		9.5	9.4	+ 1.1%
Interest expense		(83.4)	(54.4)	+ 53.3%
Income Before Income Taxes and Equity Interests		609.7	540.7	+ 12.8%
Provision for income taxes		(145.4)	(124.3)	+ 17.0%
Income Before Equity Interests		464.3	416.4	+ 11.5%
Share of net income of equity companies		43.1	93.9	- 54.1%
Minority owners' share of subsidiaries' net income		(51.4)	(27.7)	+ 85.6%
Net Income	$	456.0	$ 482.6	- 5.5%
Net Income Per Share Basis - Diluted	$	1.07	$ 1.05	+ 1.9%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended December 31	
	2007	2006
Cost of products sold	$ 18.0	$ 40.1
Marketing, research and general expenses	8.8	22.3
Other (income) and expense, net	(.8)	.4
Provision for income taxes	(9.6)	(22.7)
Strategic Cost Reductions after taxes	16.4	40.1
Minority interest	(.1)	-
Net Charges	$ 16.3	$ 40.1

In addition, charges of $1.9 million ($1.2 million after tax) in 2007 for the related implementation costs are included in marketing, research and general expenses.

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

	Twelve Months Ended December 31		
	2007	2006	Change
Net Sales	$ 18,266.0	$ 16,746.9	+ 9.1%
Cost of products sold	12,562.1	11,664.8	+ 7.7%
Gross Profit	5,703.9	5,082.1	+ 12.2%
Marketing, research and general expenses	3,105.9	2,948.3	+ 5.3%
Other (income) and expense, net	(18.4)	32.3	N.M.
Operating Profit	2,616.4	2,101.5	+ 24.5%
Nonoperating expense	(66.9)	(65.5)	+ 2.1%
Interest income	32.8	29.2	+ 12.3%
Interest expense	(264.8)	(220.3)	+ 20.2%
Income Before Income Taxes and Equity Interests	2,317.5	1,844.9	+ 25.6%
Provision for income taxes	(536.5)	(469.2)	+ 14.3%
Income Before Equity Interests	1,781.0	1,375.7	+ 29.5%
Share of net income of equity companies	170.0	218.6	- 22.2%
Minority owners' share of subsidiaries' net income	(128.1)	(94.8)	+ 35.1%
Net Income	$ 1,822.9	$ 1,499.5	+ 21.6%
Net Income Per Share Basis - Diluted	$ 4.09	$ 3.25	+ 25.8%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Twelve Months Ended December 31	
	2007	2006
Cost of products sold	$ 89.4	$ 342.4
Marketing, research and general expenses	31.8	134.0
Other (income) and expense, net	(14.0)	8.0
Provision for income taxes	(45.6)	(137.8)
Strategic Cost Reductions after taxes	61.6	346.6
Minority interest	(.2)	(1.6)
Net Charges	$ 61.4	$ 345.0

In addition, charges of $27.1 million ($17.3 million after tax) in 2007 for the related implementation costs are included in marketing, research and general expenses.

2. Other (income) and expense, net includes a pre-tax gain of $16.4 million ($9.9 million after tax) in 2007 for a litigation settlement.

3. Other Information:

	Twelve Months Ended December 31	
	2007	2006
Cash Dividends Declared Per Share	$ 2.12	$ 1.96

	December 31	
Common Shares (Millions)	2007	2006
Outstanding, as of	420.9	455.6
Average Diluted for:		
Three Months Ended	426.5	461.2
Twelve Months Ended	445.6	461.6

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	December 31 2007	December 31 2006
Cash and cash equivalents	$ 472.7	$ 360.8
Accounts receivable, net	2,560.6	2,336.7
Inventories	2,443.8	2,004.5
Total assets	18,439.7	17,067.0
Accounts payable	1,768.3	1,530.8
Debt payable within one year	1,097.9	1,326.4
Total current liabilities	4,928.6	5,015.8
Long-term debt	4,393.9	2,276.0
Preferred securities of subsidiary	1,004.6	793.4
Stockholders' equity	5,223.7	6,097.4

	Twelve Months Ended December 31	
Preliminary Cash Flow Data:	2007	2006
Cash provided by operations	$ 2,428.9	$ 2,579.5
Cash used for investing	$ (898.1)	$ (1,035.9)
Cash used for financing	$ (1,426.8)	$ (1,551.3)
Depreciation and amortization	$ 806.5	$ 932.8
Capital spending	$ 989.3	$ 972.1
Cash dividends paid	$ 932.9	$ 884.0

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs related to the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED DECEMBER 31
(Millions of dollars)

	Three Months Ended December 31			Twelve Months Ended December 31		
	2007	2006	Change	2007	2006	Change
NET SALES:						
Personal Care	$ 1,962.8	$ 1,686.1	+ 16.4%	$ 7,562.7	$ 6,740.9	+ 12.2%
Consumer Tissue	1,683.0	1,575.2	+ 6.8%	6,474.5	5,982.0	+ 8.2%
K-C Professional & Other	798.3	738.8	+ 8.1%	3,039.2	2,813.1	+ 8.0%
Health Care	315.3	310.9	+ 1.4%	1,206.8	1,237.4	- 2.5%
Corporate & Other	13.2	8.8	+ 50.0%	40.7	32.3	+ 26.0%
Intersegment Sales	(14.5)	(12.6)	+ 15.1%	(57.9)	(58.8)	- 1.5%
Consolidated	$ 4,758.1	$ 4,307.2	+ 10.5%	$ 18,266.0	$ 16,746.9	+ 9.1%
OPERATING PROFIT:						
Personal Care	$ 425.7	$ 342.3	+ 24.4%	$ 1,562.4	$ 1,302.5	+ 20.0%
Consumer Tissue	160.3	205.8	- 22.1%	702.4	772.6	- 9.1%
K-C Professional & Other	124.5	126.5	- 1.6%	478.2	472.1	+ 1.3%
Health Care	44.0	50.2	- 12.4%	195.0	211.2	- 7.7%
Corporate & Other	(84.4)	(103.6)	- 18.5%	(340.0)	(624.6)	- 45.6%
Other income and (expense), net	(1.2)	(10.6)	- 88.7%	18.4	(32.3)	N.M.
Consolidated	$ 668.9	$ 610.6	+ 9.5%	$ 2,616.4	$ 2,101.5	+ 24.5%

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the
Strategic Cost Reductions. In 2007, Corporate & Other also includes the related implementation costs.

	Three Months Ended December 31		Twelve Months Ended December 31	
	2007	2006	2007	2006
Corporate & Other	$ (26.8)	$ (62.4)	$ (121.2)	$ (476.4)
Other income and (expense), net	.8	(.4)	14.0	(8.0)

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED DECEMBER 31

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

| | Three Months Ended December 31, 2007 | | | | |
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	10.5	4	1	1	5
Personal Care	16.4	10	1	-	5
Consumer Tissue	6.8	-	1	1	5
K-C Professional & Other	8.1	1	1	1	5
Health Care	1.4	(1)	(2)	2	2

| | Twelve Months Ended December 31, 2007 | | | | |
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	9.1	4	1	1	3
Personal Care	12.2	8	-	1	3
Consumer Tissue	8.2	1	2	1	4
K-C Professional & Other	8.0	3	1	1	3
Health Care	(2.5)	(5)	-	1	1

[1] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended December 31							
	2007				2006			
	Income (Expense)		Diluted Earnings Per Share		Income (Expense)		Diluted Earnings Per Share	
Adjusted Earnings	$	473.5	$	1.11	$	477.1	$	1.03
Adjustments for:								
Gain on sale of Equity Affiliate Business		-		-		45.6		.10
Strategic Cost Reduction charges		(16.3)		(.04)		(40.1)		(.09)
Implementation costs		(1.2)		-		-		-
Rounding		-		-		-		.01
Net Income	$	456.0	$	1.07	$	482.6	$	1.05

	Twelve Months Ended December 31							
	2007				2006			
	Income (Expense)		Diluted Earnings Per Share		Income (Expense)		Diluted Earnings Per Share	
Adjusted Earnings	$	1,891.7	$	4.25	$	1,798.9	$	3.90
Adjustments for:								
Gain on sale of Equity Affiliate Business		-		-		45.6		.10
Strategic Cost Reduction charges		(61.4)		(.14)		(345.0)		(.75)
Implementation costs		(17.3)		(.04)		-		-
Litigation settlement		9.9		.02		-		-
Net Income	$	1,822.9	$	4.09	$	1,499.5	$	3.25

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

OPERATING PROFIT SUMMARY:

	Three Months Ended December 31	
	2007	2006
Adjusted Operating Profit	$ 696.8	$ 673.4
Adjustments for:		
Strategic Cost Reduction charges	(26.0)	(62.8)
Implementation costs	(1.9)	-
Operating Profit	$ 668.9	$ 610.6

	Twelve Months Ended December 31	
	2007	2006
Adjusted Operating Profit	$ 2,734.3	$ 2,585.9
Adjustments for:		
Strategic Cost Reduction charges	(107.2)	(484.4)
Implementation costs	(27.1)	-
Litigation settlement	16.4	-
Operating Profit	$ 2,616.4	$ 2,101.5

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities and the Minority Owners' Share of Tax Benefits:

	Three Months Ended December 31, 2007					
			Synthetic Fuels		Minority Owners' Share of Tax Benefits[2]	
	As Reported	Excluding Adjustments[1]	Effect of Activities	Excluding Activities	Tax Benefits	Excluding Tax Benefits
Income Before Income Taxes	$ 609.7	$ 637.6	$ 14.7	$ 622.9	$ -	$ 622.9
Provision for Income Taxes	145.4	155.7	21.4	134.3	(20.4)	154.7
Net Synthetic Fuel Benefit			$ (6.7)			
Effective Income Tax Rate	23.8%					
Adjusted Effective Income Tax Rate		24.4%		21.6%		24.8%

	Three Months Ended December 31, 2006			
			Synthetic Fuels	
	As Reported	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 540.7	$ 603.5	$ (24.9)	$ 628.4
Provision for Income Taxes	124.3	147.0	(35.6)	182.6
Net Synthetic Fuel Benefit			$ 10.7	
Effective Income Tax Rate	23.0%			
Adjusted Effective Income Tax Rate		24.4%		29.1%

[1] Charges for Strategic Cost Reductions and related implementation costs in 2007 and Strategic Cost Reductions in 2006.

[2] Minority owners' share of tax benefits at majority-owned subsidiaries.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Adjustments[1] and Synthetic Fuel Partnership Activities and the Minority Owners' Share of Tax Benefits:

| | Twelve Months Ended December 31, 2007 | | | | | |
| | | | Synthetic Fuels | | Minority Owners' Share of Tax Benefits[2] | |
	As Reported	Excluding Adjustments[1]	Effect of Activities	Excluding Activities	Tax Benefits	Excluding Tax Benefits
Income Before Income Taxes	$ 2,317.5	$ 2,435.4	$ (66.9)	$ 2,502.3	$ -	$ 2,502.3
Provision for Income Taxes	536.5	585.4	(80.5)	665.9	(20.4)	686.3
Net Synthetic Fuel Benefit			$ 13.6			
Effective Income Tax Rate	23.1%					
Adjusted Effective Income Tax Rate		24.0%		26.6%		27.4%

| | Twelve Months Ended December 31, 2006 | | | |
| | | | Synthetic Fuels | |
	As Reported	Excluding Adjustments[1]	Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 1,844.9	$ 2,329.3	$ (65.5)	$ 2,394.8
Provision for Income Taxes	469.2	607.0	(86.0)	693.0
Net Synthetic Fuel Benefit			$ 20.5	
Effective Income Tax Rate	25.4%			
Adjusted Effective Income Tax Rate		26.1%		28.9%

[1] Charges for Strategic Cost Reductions, related implementation costs and a litigation settlement in 2007 and Strategic Cost Reductions in 2006.

[2] Minority owners' share of tax benefits at majority-owned subsidiaries.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31

OUTLOOK FOR 2008

Estimated Full-Year 2008 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.45	- $ 4.60
Strategic Cost Reductions	(.13)	- (.09)
Earnings Per Share - Diluted	$ 4.32	- $ 4.51

Estimated First Quarter 2008 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 1.05	- $ 1.08
Strategic Cost Reductions	(.05)	- (.04)
Earnings Per Share - Diluted	$ 1.00	- $ 1.04

Investor Relations contacts: Mike Masseth, 972-281-1478, mmasseth@kcc.com
                                Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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